Exhibit 2.3

AMENDMENT NO. 2 TO

AGREEMENT AND PLAN OF MERGER

This Amendment No. 2 to Agreement and Plan of Merger (this “Amendment”), dated as of September 3, 2026, is entered into by and among (i) USA Rare Earth, Inc., a Delaware corporation (“Parent”), (ii) Middlebury Merger Sub Ltd., a business company limited by shares incorporated under the laws of the British Virgin Islands and an indirect, wholly owned Subsidiary of Parent (“Merger Sub”), (iii) SVRE Holdings Ltd., a business company limited by shares incorporated under the laws of British Virgin Islands (the “Company”), and (iv) Serra Verde Rare Earths Ltd., a company incorporated and existing under the laws of the British Virgin Islands, solely in its capacity as the representative of the Company Shareholders (the “Seller Representative”).

WHEREAS, the parties hereto are parties to that certain Agreement and Plan of Merger, dated as of April 19, 2026 (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”);

WHEREAS, pursuant to and in accordance with Section 10.11 of the Merger Agreement, the Merger Agreement may be amended or modified by a written instrument executed by Merger Sub, Parent, the Company and the Seller Representative; and

WHEREAS, the Parties desire to amend the Merger Agreement as set forth in this Amendment to clarify and adjust certain transactions and other matters related to Closing.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1 Definitions. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Merger Agreement unless otherwise indicated.

Section 2 Amendment to the Merger Agreement.

A.	Amendment to Section 1.2(a) of the Merger Agreement. Section 1.2(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(a)  Treatment of DFC Warrants. Immediately prior to the Closing, each DFC Warrant shall be cancelled and converted on a cashless exercise basis (i.e., net of any applicable exercise price for such DFC Warrants) into the right of such holder of such DFC Warrant to receive (A) the portion of Aggregate Cash Merger Consideration that such holder is entitled to receive in accordance with the Funds Flow, and (B) the portion of Aggregate Stock Merger Consideration that such holder is entitled to receive in respect of such DFC Warrants in accordance with the Funds Flow; provided that (x) in no event shall the portion of the Aggregate Cash Merger Consideration and the portion of the Aggregate Stock Merger Consideration to be received by DFC in accordance with the Funds Flow be less than the portion of the Aggregate Cash Merger Consideration and the portion of the Aggregate Stock Merger Consideration that would have been received by DFC had the DFC Warrants been exercised and converted into Shares immediately prior to the Closing, and (y) the cancellation of the DFC Warrants shall not adversely affect the non-economic rights that would have been received by DFC under this Agreement and the Warrant Documentation (as such term is defined under the Retained Finance Agreement) had the DFC Warrants been exercised and converted into Shares immediately prior to the Closing. The Parties intend for this conversion to be treated for U.S. federal income tax purposes as the exercise and conversion of the DFC Warrants into Shares immediately prior to the Closing, followed by the cancellation of such Shares in exchange for a right to receive Merger Consideration.

B.	Amendment to Section 1.3(a) of the Merger Agreement. Section 1.3(a) of the Merger Agreement is hereby amended by deleting the language indicated with ~~bold strikethrough~~ and adding the language indicated with bold, italic, underlining as follows:

(a)  Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Company Shareholders, each Share issued and outstanding as of immediately prior to the Effective Time shall be canceled and extinguished and, after giving effect to the Orion Payment, ~~and~~ the ~~exercise~~ cancellation and conversion of the DFC Warrants contemplated by Section 1.2(a) and the exercise of the Company Shareholder Warrants contemplated by Section 1.2(b), each holder of Shares shall be entitled to receive, at the Closing, (A) a payment by wire transfer of immediately available funds to the account(s) designated by the Company in the Closing Payment Certificate, of the portion of the Aggregate Cash Merger Consideration such holder is entitled to receive in accordance with the Funds Flow, which amounts shall be calculated in accordance with the Charter, applicable Law and any Contracts or other agreements governing or otherwise applicable to the preparation of the Funds Flow and (B) the portion of the Aggregate Stock Merger Consideration such holder is entitled to receive in accordance with the Funds Flow, which amounts shall be calculated in accordance with the Charter, applicable Law and any Contracts or other agreements governing or otherwise applicable to the preparation of the Funds Flow, in each case without any deduction, offset or withholding except as expressly required pursuant to Section 1.7.

C.	Amendment to Section 1.3(e)(i) of the Merger Agreement. Section 1.3(e)(i) of the Merger Agreement is hereby amended by deleting the language indicated with ~~bold strikethrough~~ as follows:

(e)	Treatment of Company Options.

(i)	At the Effective Time, each Company Option that is not a Performance-Vesting Option, shall automatically, without any action by Parent, the Company or any holder of such Company Option, become fully-vested and then cancelled and converted on a cashless exercise basis (i.e. net of any applicable exercise price for such Company Options) into the right of such holder of such Company Option to receive (A) the portion of Aggregate Cash Merger Consideration that such holder is entitled to receive in accordance with the Funds Flow, and (B) the portion of Aggregate Stock Merger Consideration that such holder is entitled to receive in respect of such Company Options in accordance with the Funds Flow, in each case, subject to any applicable Tax withholdings and deductions in accordance with Section 1.7. The consideration payable pursuant to clause (A) shall be ~~funded by the Paying Agent but~~ remitted through the payroll system of the Company or a Company Subsidiary, as applicable, with the first payroll payments processed after ten (10) Business Days following the later of the date the holder delivers an executed Equity Award Acknowledgment to the Company and the Effective Time. The consideration payable pursuant to clause (B) above shall be issued no later than ten (10) Business Days following the later of the date the holder delivers an executed Equity Award Acknowledgment to the Company and the Effective Time.

D.	Amendment to Section 1.3(f) of the Merger Agreement. Section 1.3(f) of the Merger Agreement is hereby amended by deleting the language indicated with ~~bold strikethrough~~ as follows:

(f)	Treatment of Company RSUs. At the Effective Time, each Company RSU, whether vested or unvested, shall automatically, without any action by Parent, the Company or any holder of such Company RSU, become fully vested and then cancelled and converted into the right of such holder of such Company RSU to receive (A) the portion of Aggregate Cash Merger Consideration that such holder is entitled to receive in accordance with the Funds Flow, and (B) the portion of Aggregate Stock Merger Consideration that such holder is entitled to receive in respect of such Company RSUs in accordance with the Funds Flow, in each case, subject to any applicable Tax withholdings and deductions in accordance with Section 1.7. The consideration payable pursuant to clauses (A) shall be ~~funded by the Paying Agent but~~ remitted through the payroll system of the Company or a Company Subsidiary, as applicable, with the first payroll payments processed after ten (10) Business Days following the later of the date the holder delivers an executed Equity Award Acknowledgment to the Company and the Effective Time. The consideration payable pursuant to clause (B) above shall be issued no later than ten (10) Business Days following the later of the date the holder delivers an executed Equity Award Acknowledgment to the Company and the Effective Time.

E.	Amendment to Section 1.3(g) of the Merger Agreement. Section 1.3(g) of the Merger Agreement is hereby amended by deleting the language indicated with ~~bold strikethrough~~ as follows:

(g)	Treatment of Company SARs. At the Effective Time, each Company SAR, whether vested or unvested, shall automatically, without any action by Parent, the Company or any holder of such Company SAR, become fully vested and then cancelled and converted on a cashless exercise basis (i.e. net of the applicable reference price for such Company SARs) into the right of such holder of such Company SAR to receive (A) the portion of Aggregate Cash Merger Consideration that such holder is entitled to receive in accordance with the Funds Flow, and (B) the amount of Aggregate Stock Merger Consideration that such holder is entitled to receive in respect of such Company SARs in accordance with the Funds Flow, in each case, subject to any applicable Tax withholdings and deductions in accordance with Section 1.7. The consideration payable pursuant to clause (A) shall be ~~funded by the Paying Agent but~~ remitted through the payroll system of the Company or a Company Subsidiary, as applicable, with the first payroll payments processed after ten (10) Business Days following the later of the date the holder delivers an executed Equity Award Acknowledgment to the Company and the Effective Time. The consideration payable pursuant to clause (B) above shall be issued no later than ten (10) Business Days following the later of the date the holder delivers an executed Equity Award Acknowledgment to the Company and the Effective Time.

F.	Amendment to Section 1.4(a) of the Merger Agreement. Section 1.4(a)(iii) of the Merger Agreement is hereby amended by deleting the language indicated with ~~bold strikethrough~~ and adding the language indicated with bold, italic, underlining as follows:

(a) Closing Payment Certificate. Not more than ten (10) Business Days (but at least five (5) Business Days) prior to the Closing Date, the Company shall prepare in good faith and deliver to Parent a certificate (the “Closing Payment Certificate”), setting forth (i) the Company’s calculation of (A) the Merger Consideration, (B) the Aggregate Cash Merger Consideration, (C) the Aggregate Stock Merger Consideration, and (D) the Orion Payment; and (ii) a funds flow memorandum setting forth payment instructions and call back information with respect to each payment to be made pursuant to this Agreement or otherwise by or for the benefit of the Company on the Closing Date, together with a signed letter on each payment recipient’s letterhead which references the applicable wire instructions set forth in the Funds Flow and includes a call-back person (other than the signatory of such letter) which letter, in respect of any recipient of transaction expenses, provides that upon payment of such amount, all amounts due to such payee by the Company for services rendered in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby (whether rendered prior to or after the Closing) shall be paid in full; (iii) the aggregate amount (including of the Aggregate Cash Merger Consideration and the Aggregate Stock Merger Consideration) to be paid to Orion, the holder(s) of DFC Warrants, each Company Shareholder and each Company Equity Award Holder at Closing in accordance with this Agreement, and the amount of any Amounts Due (as defined in that certain Warrant Acknowledgment and Cancellation Agreement to be entered into among Parent, the Company and DFC (the “Warrant Acknowledgment and Cancellation Agreement”)); (iv) with respect to each Company Option, the number of Shares subject thereto, the number of Shares subject thereto that are vested and unvested (including the number of unvested shares underlying the Performance-Vesting Option (assuming 100% achievement of the Balanced Performance Index (as defined in the award agreement evidence such Performance-Vesting Option), the vesting schedule, the exercise price, the Tax status of such Company Option, and whether the holder thereof is an Accredited Investor; (v) with respect to each Company RSU, the number of Shares subject thereto, the number of Shares subject thereto that are vested and unvested, the vesting schedule; (vi) with respect to each Company SAR, the number of stock appreciation rights granted thereto, the number of stock appreciation rights that are vested and unvested, the vesting schedule, the reference price, and the Tax status of such Company SAR; and (vii) each Company Shareholder’s Pro Rata Share. The Company shall deliver supporting calculations and documentation of such calculations concurrently with the delivery of such Closing Payment Certificate (the foregoing clauses (ii) through (vii), the “Funds Flow”). The Funds Flow shall be prepared in accordance with this Agreement, the Charter, the Orion Agreement, the DFC Warrants, the Warrant Acknowledgment and Cancellation Agreement, applicable Law and any Contracts or other agreements governing or otherwise applicable to the preparation of the Funds Flow, and shall be in form and substance consistent with Exhibit G (as adjusted for any changes to the information therein occurring between the date of this Agreement and the Closing Date permitted by this Agreement). Parent shall have the right to review and comment on the Closing Payment Certificate and Funds Flow, and the Company shall consider in good faith any such comments and shall incorporate any comments that correctly identify any inconsistency between the Closing Payment Certificate or the Funds Flow and this Agreement, the Charter, ~~or~~ the Orion Agreement or the DFC Warrants or the Warrant Acknowledgment and Cancellation Agreement. The Company shall consult with Parent and its accountants with respect to the preparation of the Closing Payment Certificate. Notwithstanding anything to the contrary set forth herein, in no event shall the aggregate Merger Consideration paid at the Effective Time exceed an amount equal to the Merger Consideration. An illustrative Funds Flow is attached here to as Exhibit G. Not more than ten (10) Business Days (but at least five (5) Business Days) prior to the Closing Date, the Company shall deliver to Parent a written notice setting forth good faith estimates of (1) the amount of Cash held by the Company and its Subsidiaries as of the Closing and (2) the amount of outstanding Indebtedness incurred by the Company and its Subsidiaries as of the Closing

G.	Amendment to Section 1.6(b) of the Merger Agreement. Section 1.6(b) of the Merger Agreement is hereby amended by deleting the language indicated with ~~bold strikethrough~~ and by adding the language indicated with bold, italic, underlining as follows:

(b)  Payment of Merger Consideration. At the Closing, Parent shall: (A) (i) deposit with the Paying Agent an amount equal to the portion of the Aggregate Cash Merger Consideration payable to Company Shareholders, holder(s) of the DFC Warrants, Orion and Company Equity Award Holders who are not employees or former employees of the Company or any Company Subsidiary~~with the Paying Agent~~, and (ii) deposit with the Paying Agent the portion of the Aggregate Stock Merger Consideration issuable to Company Shareholders, holder(s) of the DFC Warrants, Orion and Company Equity Award Holders who are not employees or former employees of the Company or any Company Subsidiary~~with the Paying Agent~~, in each case, which Parent shall cause the Paying Agent to pay to the Company Shareholders, Company Equity Award Holders who are not employees or former employees of the Company or any Company Subsidiary, holder(s) of the DFC Warrants and Orion, in accordance with the Funds Flow, this Agreement and the Paying Agent Agreement and (B) (i) pay, or cause to be paid through the payroll system of the Surviving Company or a Company Subsidiary, as applicable, with the first payroll payments processed after ten (10) Business Days following the later of the date the holder delivers an executed Equity Award Acknowledgment to the Company and the Effective Time, the portion of the Aggregate Cash Merger Consideration payable to the Company Equity Award Holders who are employees or former employees of the Company or any Company Subsidiary in accordance with Section 1.3, including subject to any applicable Tax withholdings and deductions in accordance with Section 1.7, and (ii) instruct its transfer agent to issue and hold for the benefit of the Company Equity Award Holders who are employees or former employees of the Company or any Company Subsidiary the portion of the Aggregate Stock Merger Consideration issuable to the Company Equity Award Holders in accordance with Section 1.3, including subject to any applicable Tax withholdings and deductions in accordance with Section 1.7, no later than ten (10) Business Days following the later of the date the holder delivers an executed Equity Award Acknowledgment to the Company and the Effective Time, in each case in accordance with the Funds Flow, this Agreement and the Paying Agent Agreement.

H.	Amendment to Section 4.1(vii) of the Merger Agreement. Section 4.1(vii) of the Merger Agreement is hereby amended by deleting the language indicated with ~~bold strikethrough~~ and adding the language indicated with bold, italic, underlining as follows:

(vii) (A) issue, sell, pledge, dispose of, encumber or transfer any equity securities, securities convertible, exchangeable or exercisable into equity securities, or warrants, options or other rights to acquire equity securities, of the Company or any Company Subsidiary, (B) amend any term of any such equity security, or (C) issue, sell, grant, amend, modify or accelerate the vesting of, any Company Equity Award or any other option, warrant, right, restricted stock unit or other equity award, in each case, except for the initial issuance of the DFC Warrants and the cancellation and conversion of the same in accordance with Section 1.2(a);

I.	Amendment to Section 4.17 of the Merger Agreement. Section 4.17 of the Merger Agreement is hereby amended by adding the following new subsection (c):

(c) The Parties acknowledge and agree that the Incremental Loan (as defined in the Retained Finance Agreement) will not be transferred to, or assumed by, Merger Sub in connection with, or as a result of, the Merger or any of the other transactions contemplated by this Agreement, and the Incremental Loan shall not, at any time, constitute an obligation or instrument of Merger Sub. In connection with the foregoing, prior to the Closing and in accordance with, and subject to the terms of, the Warrant Acknowledgment and Cancellation Agreement, (i) all Amounts Due (as defined in the Warrant Acknowledgment and Cancellation Agreement) shall be paid in cash by the Company and (ii) the outstanding principal amount of the Incremental Loan shall be deemed repaid in full and all obligations of the Company in respect thereof shall be deemed irrevocably satisfied and discharged.

J.	Amendment to Section 10.1 of the Merger Agreement. Section 10.1 of the Merger Agreement is hereby amended by adding the language indicated with bold, italic, underlining as follows:

10.1 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, that (a) any Person that is not a party to this Agreement but, by the terms of Section 5.2, Section 9.3, or Section 9.4 is entitled to indemnification, release or waiver, as applicable, shall be considered a third party beneficiary of this Agreement, with full rights of enforcement as though such Person was a signatory to this Agreement and (b) with respect to Section 1.2(a), DFC shall be considered a third party beneficiary, with full rights of enforcement as though DFC was a signatory to this Agreement. Notwithstanding anything herein to the contrary, in the event this Agreement is validly terminated pursuant to Article VII, the rights granted pursuant to this Section 10.1 and the provisions of Section 7.2 with respect to the recovery of damages based on the losses suffered by the holders of Shares (including the loss of the economic benefit of the transactions contemplated by this Agreement to the holders of Shares) shall only be enforceable on behalf of the holders of Shares by the Company in its sole and absolute discretion, as agent for the holders of Shares, it being understood and agreed that any and all interests in the recovery of such losses or any such claim shall attach to the Shares and subsequently be transferable therewith and, consequently, any damages, settlements, awards or other amounts recovered or received by the Company with respect to such losses or claims (net of expenses incurred by the Company in connection therewith or in connection with the entry into and negotiation of this Agreement or any of the transactions contemplated by this Agreement) may, among other things, and in the Company’s sole and absolute discretion: (i) be distributed, in whole or in part, by the Company to the record holders of the Shares as of any date determined by the Company in its sole and absolute discretion or (ii) be retained by the Company for the use and benefit of the Company on behalf of holders of Shares in any manner the Company deems fit in its sole and absolute discretion.

Section 3 No Other Amendments; Ratification. Except as expressly provided in this Amendment, all of the terms and provisions of the Merger Agreement are and shall remain in full force and effect and are hereby ratified and confirmed by the parties hereto. The amendments contained herein shall not be construed as an amendment to or waiver of any other provision of the Merger Agreement or as a waiver of or consent to any further or future action on the part of any party that would require the waiver or consent of any other party.

Section 4 Effect of Amendment. On and after the date of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment. In the event of any inconsistency between the terms of this Amendment and the terms of the Merger Agreement, the terms of this Amendment shall control.

Section 5 Incorporation by Reference. The provisions of Article X (Miscellaneous) of the Merger Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

Section 6 Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by electronic transmission shall be effective as delivery of a manually executed counterpart of this Amendment.

* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

PARENT:

USA RARE EARTH, INC.

By:	/s/ William Robert Steele, Jr.
Name:	William Robert Steele, Jr.
Title:	Chief Financial Officer

MERGER SUB:

MIDDLEBURY MERGER SUB LTD.

By:	/s/ William Robert Steele, Jr.
Name:	William Robert Steele, Jr.
Title:	Chief Financial Officer

[Signature Page to Amendment No. 2 to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

THE COMPANY:

SVRE HOLDINGS LTD.

By:	/s/ Justin Stewart Machin
Name:	Justin Stewart Machin
Title:	Director

THE SELLER REPRESENTATIVE:

SERRA VERDE RARE EARTHS LTD.,
solely in its capacity as the Seller Representative hereunder

By:	/s/ Justin Machin
Name:	Justin Machin
Title:	Authorized Person

[Signature Page to Amendment No. 2 to Agreement and Plan of Merger]